UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).___________

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    April 3, 2003             By:  /s/ Karen L. Dunfee
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

                              TECK COMINCO LIMITED
                               200 Burrard Street
                                  Vancouver, BC
                                     V6C 3L9


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

         TAKE NOTICE that the Annual Meeting of the Shareholders of TECK COMINCO LIMITED will be held in the Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Wednesday, the 23rd day of April, 2003, at 11:00 a.m. Pacific Daylight Time, to:

         (a) receive the Annual Report of the Company containing the financial statements for the year ended December 31, 2002 and the report of the Auditor thereon;

         (b)      elect 13 Directors;

         (c) appoint the Auditor and authorize the Directors to fix the Auditor's remuneration; and

         (d) transact such other business as may properly come before the Meeting or any adjournment thereof. Notes:

1.       A copy of the Annual Report accompanies this Notice of Meeting.

2. A Management Proxy Circular and form of proxy accompanies this Notice of Meeting.

         Registered shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the Meeting.

3. As provided in the CANADA BUSINESS CORPORATIONS ACT, the Directors have fixed a record date of March 7th, 2003. Accordingly, shareholders registered on the books of the Company at the close of business on March 7th are entitled to notice of the Meeting and to vote at the Meeting.

4. If you are a non-registered shareholder and receive these materials through your broker or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

         DATED this 7th day of March, 2003.

                                        By Order of the Board of Directors

                                        /s/ Karen L. Dunfee

                                        Karen L. Dunfee
                                        Corporate Secretary

                              TECK COMINCO LIMITED

                            MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

         THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TECK COMINCO LIMITED (THE "COMPANY") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT(S) THEREOF. Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by Directors, officers and employees of the Company without special compensation. The cost of solicitation by management will be borne by the Company. The information contained herein is given as of March 7, 2003, unless otherwise stated.

         The persons named in the accompanying form of proxy are officers and/or Directors of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy, and in either case delivering the completed form of proxy to CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the Meeting.

         A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time the proxy is used, or in any other manner permitted by law.

         The shares represented by the persons named in the accompanying form of proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the directions contained therein. If the shareholder specifies a choice on the form of proxy, the shares represented by the persons named in the accompanying form of proxy will be voted accordingly. IN THE ABSENCE OF ANY SUCH DIRECTION, SUCH SHARES WILL BE VOTED: (i) FOR THE ELECTION OF DIRECTORS; AND (ii) FOR THE APPOINTMENT OF THE AUDITOR AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION. A simple majority of the votes cast at the Meeting is required to pass the resolutions proposed to be voted on at the Meeting. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. The management of the Company knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS

         THE INFORMATION IN THIS SECTION IS IMPORTANT TO MANY SHAREHOLDERS AS A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD THEIR SHARES IN THEIR OWN NAME.

         Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders WILL NOT appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. AS A RESULT, BENEFICIAL SHAREHOLDERS SHOULD CAREFULLY REVIEW THE VOTING INSTRUCTIONS PROVIDED BY THEIR BROKER, AGENT OR NOMINEE WITH THIS MANAGEMENT PROXY CIRCULAR AND ENSURE THAT THEY DIRECT THE VOTING OF THEIR SHARES IN ACCORDANCE WITH THOSE INSTRUCTIONS.

         Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder's broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Company ("IICC"). IICC typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to IICC or follow specific telephone or other voting procedures. IICC then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A VOTING INSTRUCTION FORM FROM IICC CANNOT USE THAT FORM TO VOTE SHARES DIRECTLY AT THE MEETING. INSTEAD, THE VOTING INSTRUCTION FORM MUST BE RETURNED TO IICC OR THE ALTERNATE VOTING PROCEDURES MUST BE COMPLETED WELL IN ADVANCE OF THE MEETING IN ORDER TO ENSURE THAT SUCH SHARES ARE VOTED.

VOTING SHARES

         The Company is authorized to issue an unlimited number of Class A Common shares, Class B Subordinate Voting shares and preference shares. At March 7, 2003 there were outstanding 4,681,478 Class A Common shares, each carrying the right to 100 votes per share, and 180,263,421 Class B Subordinate Voting shares, each carrying the right to one vote per share. No preference shares are outstanding.

         With the exception of the shareholders mentioned below, the Directors and officers of the Company do not know of any person or company beneficially owning or exercising direction or control over shares carrying more than 10% of the votes attached to any class of voting securities of the Company.

         Temagami Mining Company Limited ("Temagami") has informed the Company that as at March 7, 2003 it beneficially owned or exercised direction or control over 2,150,000 Class A Common shares (representing 45.92% of the Class A Common shares outstanding) and 430,000 Class B Subordinate Voting shares (representing 0.24% of the Class B Subordinate Voting shares outstanding) of the Company, which shares represent 33.24% of the total votes attached to the combined outstanding Class A Common shares and Class B Subordinate Voting shares . Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami and SMM Resources Incorporated ("SMM"), a wholly owned subsidiary of Sumitomo Metal Mining Co. Ltd. beneficially owns 49% of the outstanding shares of Temagami.

         In addition to the foregoing, SMM has informed the Company that as at March 7, 2003 it beneficially owned and exercised direction or control over 734,500 Class A Common shares and 146,900 Class B Subordinate Voting shares of the Company. Accordingly, SMM exercises voting rights representing 11.36% of the total votes attached to the combined outstanding Class A Common shares and Class B Subordinate Voting shares of the Company.

         As of March 7, 2003, CDP Capital held 773,800 Class A Common shares which represent 16.53% of the Class A Common shares. Those shares, together with 4,422,912 Class B Subordinate Voting shares (representing 2.46% of the Class B Subordinate Voting shares outstanding) held by it, represent 12.62% of the total votes attached to the combined outstanding Class A Common shares and Class B Subordinate Voting shares of the Company.

TAKE-OVER BID PROTECTION

         Under applicable Canadian securities laws, an offer to purchase Class A Common shares, even if made to all holders thereof, would not be required to be made to holders of Class B Subordinate Voting shares. However, the attributes of the Class B Subordinate Voting shares contain so called "Coattail Provisions" which provide that, in the event an offer (an "Exclusionary Offer") to purchase Class A Common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B Subordinate Voting shares on identical terms, then each Class B Subordinate Voting share will be convertible into one New Common share. New Common shares will have rights identical to Class A Common shares except that each New Common share will be convertible at any time, at the option of the holder, into one Class B Subordinate Voting share. The Class B Subordinate Voting shares will not be convertible in the event an Exclusionary Offer is not accepted by holders of a majority of the Class A Common shares (excluding those shares held by the offeror making the Exclusionary Offer).

         If an offer to purchase Class A Common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A Common shares, the Coattail Provisions will not be applicable.

         The above is a summary only. Reference should be made to the full text of the Coattail Provisions contained in the articles of the Company a copy of which may be obtained by writing to the Corporate Secretary of the Company.

RECORD DATE

         Each holder of issued and outstanding Class A Common shares or Class B Subordinate Voting shares of record at the time of the close of business on March 7th, 2003, (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in proxy or by person, the number of shares held by such holder on the record date.

                      PARTICULARS OF MATTERS TO BE ACTED ON

ELECTION OF DIRECTORS

         The Board has determined that the number of Directors to be elected is
13. Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the persons named therein for the election of the nominees whose names are set forth below. Of the 13 nominees, all are presently members of the Board of Directors and the dates on which they were first elected or appointed are indicated below. The management does not contemplate that any nominee will be unable or unwilling to serve as a Director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder's shares are to be withheld from voting on the election of Directors.

         Each of the following persons is nominated to hold office as a Director until the next Annual Meeting and until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Company.

================================================================================================================================
J. BRIAN AUNE                          Unrelated (8)   J. Brian Aune joined the Board of Teck Corporation in February 1995
Director Since:  1995                                  and was a member of the Board of  Cominco from  1997 to the date of
Shareholdings:                                         the merger.  Mr. Aune, a chartered accountant, joined Nesbitt Thomson
50,000 Class B                                         Inc. in 1966 and served as Chairman and Chief Executive Officer from
Subordinate Voting                                     1980 to 1990 when he left to become Chairman of St. James Financial
                                                       Corporation, a private investment company.  He is a Director of a number of Canadian public and private corporations including BMO
                                                       Nesbitt Burns Corporation Limited, Constellation Software Inc., The
                                                       CSL Group Inc., Investors Group Corporate Class Inc. and Taiga Forest
                                                       Products Ltd.     Mr. Aune is 63. (1),(3),(4),(5)
================================================================================================================================
LLOYD I. BARBER C.C., S.O.M., LL.D     Unrelated (8)   Lloyd I. Barber has served on the Board of Cominco since 1986 and the
Director Since:  2001                                  Board of Teck Cominco since 2001.  He is a graduate of the University
Shareholdings:                                         of Saskatchewan (B.A. / B. Com.), the University of California in
3,150 Class B Subordinate Voting                       Berkeley (M.B.A.), and the University of Washington (Ph. D.).  He has
                                                       been President Emeritus of the University of Regina since 1990. He is a
                                                       Trustee of the Fording Canadian Coal Trust , a Director of the Bank of
                                                       Nova Scotia, CanWest Global, Molson Inc., and Greystone Capital
                                                       Management.  Dr. Barber was appointed a Companion, Order of Canada in
                                                       April, 1993.    Dr. Barber is 70. (3),(4),(6)
================================================================================================================================
HUGH J. BOLTON                         Unrelated (8)   Hugh J. Bolton joined the Board of Cominco in 1998 and the Board of
F.C.A.                                                 Teck Cominco in 2001.  He is a graduate of the University of Alberta
Director Since:  2001                                  (B.A. Economics).  Mr. Bolton was managing partner of Coopers &
Shareholdings:                                         Lybrand Canada from 1984 to 1990 and Chairman and CEO from 1991
1,800 Class B Subordinate Voting                       to 1998.  He is presently Chairman of Epcor Utilities Inc., Director of
                                                       Matrikon Inc. and Director of the Canadian Diabetes Association.
                                                       Mr. Bolton is 64. (2)
================================================================================================================================
JAMES W. GILL                          Unrelated (8)   James W. Gill joined the Board of Teck Corporation in 1990.  He
Director Since:  1990                                  graduated from McGill University (B.A. Sc.) with Honours in Geology
Shareholdings:                                         in 1971 and a Master of Science degree in Economic Geology in 1976.
7,000 Class B Subordinate Voting                       In 1977 he received a Ph. D. degree in Economic Geology from
                                                       Carleton University in Ottawa.  Since founding Aur Resources in 1981,
                                                       Dr. Gill has served as its President and CEO.  In 1997, Dr. Gill was appointed a member of the Mining Standards Task Force formed by The
                                                       Toronto Stock Exchange and the Ontario Securities Commission.  He is
                                                       also the Chairman and a Director of Thundermin Resources Inc. and a
                                                       Director of the Mining Association of Canada.    Dr. Gill is 53. (2),(6)
================================================================================================================================

================================================================================================================================
MASAYUKI HISATSUNE                     Unrelated       Masayuki Hisatsune was elected a Director of Teck Cominco in 2002.
Director Since:  2002                                  He graduated from the University of Tokyo with a degree in (B.A. Sc.)
Shareholdings:                                         Metallurgical Engineering.  Mr. Hisatsune is a Vice-President and
1,000 Class B Subordinate Voting                       Director of Sumitomo Metal Mining America Inc., as well as a Director in several other companies which are subsidiaries of Sumitomo Metal
                                                       Mining Co.   Mr. Hisatsune is 54. (5)
================================================================================================================================
NORMAN B. KEEVIL                       Related (7),(9) Norman B. Keevil joined the Board of Teck Corporation in 1963 and
Director Since:  1963                                  was a member of the Board of Cominco from 1986 to the date of the
Shareholdings:                                         merger.  He is a graduate of the University of Toronto (B.A. Sc.) and
209,440 Class A                                        the University of California at Berkeley (Ph. D.).  He received an
510,101 Class B Subordinate Voting                     honourary LL.D from the University of B.C. in May, 1993.  He was
(8)                                                    Vice-President Exploration at Teck Corporation from 1962 to 1968,
                                                       Executive Vice-President from 1968, President and CEO from 1981 to
                                                       2001 and is presently non-executive Chairman of the Board of Teck
                                                       Cominco. He is a Director of Fording Inc. and Aur Resources Inc. and
                                                       a Lifetime Director of the Mining Association of Canada.
                                                       Dr. Keevil is 65. (1)
================================================================================================================================
NORMAN B. KEEVIL III                   Related (10)    Norman B. Keevil III joined the Board of Teck Corporation in 1997.
Director Since:  1997                                  He graduated from the University of British Columbia (B.A. Sc.) with a
Shareholdings:                                         Mechanical Engineering degree.  He has been involved with several BC
4,000 Class B Subordinate Voting                       based technology companies, including RSI Research Ltd. from 1989 to
                                                       1996. Mr. Keevil is currently the President of Pyramid Automation
                                                       Ltd. and is a Director of the Vancouver Island Advanced Technology
                                                       Centre. Mr. Keevil is 39. (6)
================================================================================================================================
TAKURO MOCHIHARA                       Unrelated       Takuro Mochihara joined the Board of Teck Corporation in 2000.  He is
Director Since:  2000                                  a graduate of the University of Tokyo, Faculty of Law.  Mr. Mochihara
Shareholdings:                                         held managerial positions with Mitsubishi Canada Ltd. and Mitsubishi
1,000 Class B Subordinate Voting                       Corporation from 1986 to 2000 when he joined Sumitomo Metal
                                                       Mining. Mr. Mochihara is 57. (1)
================================================================================================================================
WARREN S.R. SEYFFERT                   Related (11)    Warren S. R. Seyffert Q.C. joined the Board of Teck Corporation in
Q.C.                                                   1989 nd was a member of the Board of Cominco from 2000 to the date
Director Since:  1989                                  of the merger. He is a graduate of the University of Toronto Law School
Shareholdings:                                         (LL.B.) and York University, Osgoode Hall (LL.M).  He has been a
30,400 Class B Subordinate Voting                      member of the law firm Lang Michener since 1969 and has served as
                                                       Chair of the partnership, Chair of the executive committee and national managing partner.  He taught "Law of Corporate Management" for over
                                                       12 years at Osgoode Hall  Law School.  He is a Director of various public and private corporations including Allstate Insurance Company of Canada, Pembridge Insurance Company, The Kensington Health
                                                       Centre, and St Andrew Goldfields Ltd, and is an Honourary Trustee of
                                                       the Royal Ontario Museum.    Mr. Seyffert is 62. (6)
================================================================================================================================
DAVID R. SINCLAIR                      Unrelated (8)   David R. Sinclair joined the Board of Cominco in 1993. He was
F.C.A.                                                 Chairman of the Independent Committee of the Board of Directors of
Director Since:  2001                                  Cominco Ltd., advising minority shareholders on the terms of the
Shareholdings:                                         merger with Teck Corporation in 2001.  He joined the Board of Teck
2,500 Class B Subordinate Voting                       Cominco in 2001 on the completion of the merger.    He is a chartered
                                                       accountant and from 1955-1990 he was a senior partner of Coopers &
                                                       Lybrand.  Active in community affairs, he has served on the boards of the B.C. Cancer Foundation, the B.C. Cancer Agency, the Canadian
                                                       Cancer Agency, the TRIUMF Nuclear Research Facility at U.B.C., the
                                                       Victoria Commonwealth Games Society and the University of Victoria.
                                                       David was Chairman of Vista Gold Corporation from 1995-2001.  He is a financial consultant and corporate Director. Mr. Sinclair is 73. (1),(2),
                                                       (4)
================================================================================================================================

================================================================================================================================
KEITH E. STEEVES                       Unrelated (8)   Keith E. Steeves joined the Board of Teck Corporation in 1981.  He
F.C.A.                                                 received his Chartered Accountant certification in 1963 in Alberta and
Director Since:  1981                                  in 1964 in British Columbia. Mr. Steeves was Senior Vice-President
Shareholdings:                                         Finance and Administration at Bethlehem Copper Corporation until
15,000 Class B Subordinate Voting                      1981 and an officer of Teck Corporation from 1981-1996.  He is a
                                                       Director of Cross Lake Minerals Ltd. and a member of the British
                                                       Columbia and the Canadian Institutes of Chartered Accountants.
                                                       Mr. Steeves is 70. (2),(5)
================================================================================================================================
DAVID A. THOMPSON                      Related (12)    David A. Thompson became Deputy Chairman and Chief Executive
Director Since:  1980                                  Officer in August 2001, having been a Director of Teck Corporation
Shareholdings:                                         since 1980 and Cominco since 1986.  He is a graduate of the London
157,299 Class B Subordinate Voting                     School of Economics and Harvard Business School (Advanced
                                                       Management Program).  He was co-Managing Director of Messina
                                                       (Transvaal) prior to joining Teck in 1980 and has held a variety of senior management positions, including President and Chief Executive
                                                       Officer of Cominco from 1995 to 2001. He is a Director of Fording Inc.
                                                       Mr. Thompson is 63. (1)
================================================================================================================================
ROBERT J. WRIGHT  C.M., Q.C.           Unrelated (8)   Robert J. Wright served as Chairman of the Board of Teck Corporation
Director Since:  1968-1971;                            from 1994 to 2000 and has been Deputy Chairman since 2000.  He  was a
1971-1989 and 1994                                     member of the Board of Cominco from 1994 to the date of the merger.
Shareholdings:                                         He is currently Lead Director and Chairman of the Corporate
25,000 Class B Subordinate Voting                      Governance & Nominating Committee of Teck Cominco.  Mr. Wright is
                                                       a graduate of Trinity College, University of Toronto (B.A.) and
                                                       Osgoode Hall Law School (LL.B.).  He was a partner with Lang
                                                       Michener from 1964 to 1989 and the Chairman of the Ontario Securities
                                                       Commission from 1989 to 1993. He is a Trustee of the Fording
                                                       Canadian Coal Trust, a Director of the Mutual Fund Dealers
                                                       Association, the AARC Foundation and is a member of the Investment
                                                       Committee of the Workplace Safety and Insurance Board of Ontario.
                                                       Mr. Wright was appointed a Member of the Order of Canada in April,
                                                       1997. Mr. Wright is 70. (1),(2),(3),(4),(5),(6)
================================================================================================================================

NOTES:

(1)  Member of the Executive Committee of the Board.

(2)  Member of the Audit Committee of the Board.

(3)  Member of the Compensation Committee of the Board.

(4)  Member of the Pension Committee of the Board.

(5)  Member of the Corporate Governance & Nominating Committee of the Board.

(6)  Member of the Environment, Health & Safety Committee of the Board.

(7) N.B. Keevil is a Director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation. The holdings of Keevil Holding Corporation are reported under the heading "Voting Shares" in this Circular.

(8) Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the Director's ability to act with a view to the best interests of the Company other than interests and relationships arising solely from holdings in the Company, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the Company or any of its subsidiaries or affiliates; and (c) not a Director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Company (TSX Proposed Guidelines, November 28, 2002).

(9)  Former officer of the Company.

(10) Family relationship with N.B. Keevil, a former officer.

(11) Counsel to a law firm which provides legal advice to the Company.

(12) Officer of the Company.

SHAREHOLDINGS OF  BOARD MEMBERS AS AT MARCH 7, 2003

o    Total number of Class A Shares held by all Directors: 209,440

o    Total number of Class A Shares held by all non-executive Directors: 209,440

o    Total number of Class B Subordinate Voting Shares held by all Directors:
     808,250

o    Total number of Class B Subordinate Voting Shares held by all non-executive
     Directors: 650,951

o    Total value of Class A Shares held by all Directors:  $2,565,640

o    Total value of Class B Subordinate Voting Shares held by all Directors:
     $8,995,822

o    Total value of Class A Shares held by all non-executive Directors:
     $2,565,640

o    Total value of Class B Subordinate Voting Shares held by all non-executive
     Directors: $7,245,085

o Values are based on the closing price of Class A and Class B Subordinate Voting shares on the Toronto Stock Exchange on March 7, 2003.


BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

         The information presented below reflects Board of Directors meetings held and attendance of Directors for the year ended December 31, 2002.

----------------------------------------------------------------------- ------------------------------------------------------
                          SUMMARY OF BOARD &                                          SUMMARY OF ATTENDANCE OF
                     COMMITTEE MEETINGS HELD (1)                                              DIRECTORS
----------------------------------------------------------------------- ------------------------------------------------------
                                                                        Director                     Board       Committee
                                                                                                   Meetings       Meetings
                                                                                                   Attended       Attended
Board of Directors                                                9     J. Brian Aune               8 of 9        13 of 13
(a)  Audit Committee                                              8     Lloyd I. Barber             8 of 9         7 of 7
(b)  Executive Committee                                          3     Hugh J. Bolton              9 of 9         8 of 8
(c)  Corporate Governance  & Nominating Committee                 4     James W. Gill(2)            5 of 9         4 of 6
(d)  Compensation Committee                                       2     Masay Hisatsune             8 of 9         4 of 4
(e)  Pension Committee                                            3     Norman B. Keevil            9 of 9         5 of 5
(f)  Environment, Health & Safety Committee(3)                    2     Harold B. Keevil            7 of 9         6 of 8
                                                                        Norman B. Keevil III        9 of 9         4 of 5
                                                                        Takuro Mochihara            7 of 9         2 of 3
                                                                        Warren S.R. Seyffert        8 of 9         8 of 8
                                                                        David R. Sinclair(4)        9 of 9        11 of 11
                                                                        Keith E. Steeves            9 of 9         8 of 8
                                                                        David A. Thompson           9 of 9         2 of 3
                                                                        Kotaro Tomino               7 of 9         7 of 8
                                                                        Robert J. Wright            9 of 9        21 of 22
----------------------------------------------------------------------- ------------------------------------------------------

(1) The overall attendance was 90% at Board meetings and 92% at Committee meetings for the year.

(2)  James Gill ceased to be a member of the Audit Committee on April 24, 2002.

(3)  This Committee was constituted on April 24, 2002.

(4)  David Sinclair became a member of the Audit Committee on April 24, 2002.


APPOINTMENT OF  AUDITOR

         Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote for the reappointment of PricewaterhouseCoopers as the Auditor of the Company to hold office until the next Annual Meeting of shareholders and to authorize the Directors to fix the Auditor's remuneration. PricewaterhouseCoopers or its predecessor has been the auditor of the Company for more than 5 years.

           REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

         Teck Cominco is a reporting issuer in each province of Canada as well as a registrant in the United States. Teck Cominco's securities are listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Accordingly, Teck Cominco is subject to the rules of the U.S. Securities and Exchange Commission (SEC) and the AMEX to the extent such apply to foreign private issuers in the United States, as well as the rules of the TSX, and the Canadian Securities Administrators. In 2002 these regulatory bodies took steps to introduce upgraded standards and rules of corporate governance, including:

         o In March 2002 the TSX proposed revisions to the TSX Governance Guidelines in response to the recommendations of the Saucier Report.

         o In July, 2002 US legislators passed the Sarbanes-Oxley Act of 2002, which is the most significant legislation affecting corporate governance in decades.

         o In August, 2002 the Ontario Securities Commission requested that the TSX review its proposed changes in light of the proposals being considered by other regulatory bodies and in particular as a result of the Sarbanes-Oxley Act of 2002.

         o In September, 2002 the AMEX published a summary of proposed new listing requirements that it had prepared at the request of the SEC.

         o In November, 2002 the TSX published proposed revised guidelines and rules for review by public and private interests, including the Ontario Securities Commission.

         These proposals and legislative initiatives set forth, among other things, standards to be adopted by boards, board committees and management. A number of these standards require that a corporation embody them in specific Codes or Charters. For example, the TSX proposals contemplate corporations having a Board Mandate, an Audit Committee Charter and a Code of Business Ethics, and the Sarbanes-Oxley Act of 2002 requires disclosure of whether or not a corporation has adopted a Code of Ethics for senior executive, financial and accounting officers.

         As we go to print with this circular, it is anticipated that the TSX proposals and the new TSX governance documentation will be finalized some time in 2003. The SEC recently announced that the Code of Ethics requirement under the Sarbanes-Oxley Act of 2002 will apply to corporations reporting on their first fiscal year after July 15, 2003. The SEC has yet to announce an effective date for any changes required by the AMEX, but it is anticipated that these will also become effective some time in 2003.

         Pending finalization of these matters Teck Cominco's Corporate Governance & Nominating Committee has reviewed a number of the Company's policies in light of the draft rules and guidelines and the Board has taken immediate steps to update its policies and expand the Company's disclosure of governance matters. The Board also has determined that the Company must collect and codify practices which are already operative in order to evidence compliance with the new rules and guidelines when they are finalized. In particular, the Board amended some of its governance documentation including the Mandate of the Audit Committee and at its first meeting in 2003 the Board also changed the composition of some of the board committees to reflect a greater participation by independent or unrelated Directors. The Audit Committee is now comprised entirely of outside and unrelated Directors.

A copy of the revised Audit Committee Mandate is posted on Teck Cominco's website at WWW.TECKCOMINCO.COM and further enactments by the Board in 2003 will be posted there as well.


                             GOVERNANCE ACHIEVEMENTS

         The Board believes that the only way to maximize shareholder value is to focus on continuous improvement. Governance achievements in the last year include the following initiatives:

         o Messrs. H. Keevil and K. Tomino resigned from the Board on February 20, 2003 to enable the Board to be made up of a majority of unrelated Directors.

         o reviewed the status of each Director to ensure that all of the key committees (Audit, Corporate Governance & Nominating, Compensation) are comprised solely of unrelated Directors;

         o completed a comprehensive Board evaluation survey and Director self-assessment questionnaire;

         o established Pension and Environment, Health & Safety Committees to provide greater scrutiny of these important issues;

         o adopted a Charter of Corporate Responsibility and a Code of Business Practices;

         o        revised the mandate of the Audit Committee;

         o formalized its long-standing practice of providing for non-discretionary stock option grants to non-executive Directors separate from grants to executive Directors, officers and employees;


Presented by the Committee:
         J. B. Aune
         M. Hisatsune
         K. E. Steeves
         R. J. Wright

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

ALIGNMENT WITH PROPOSED TSX CORPORATE GOVERNANCE GUIDELINES

----------------------------------------------------- ------------------ ----------------------------------------------------------
                                                            DOES
                                                        TECK COMINCO
     PROPOSED TSX GUIDELINES                               COMPLY?                               COMMENTS
----------------------------------------------------- ------------------ ----------------------------------------------------------
1.   The Board should explicitly assume
     responsibility for stewardship of the
     Company and specifically for:

     (a) adoption of a strategic planning process            Yes         The Board conducts an annual review of the Company's
         and approval of a strategic plan which                          strategic plan. Updates are presented at Board meetings.
         takes into account the opportunities and                        The Board also holds a two day strategic planning session
         risks of the business;                                          each year during which reports from management and
                                                                         operations are presented and reviewed, and action plans
                                                                         developed.

----------------------------------------------------- ------------------ ----------------------------------------------------------
     (b) identification of principal risks and the           Yes         Principal business risks are assessed by the Board during
         implementation of appropriate risk                              the annual review of the strategic plan. The Board is
         management systems;                                             assisted by the Audit Committee which reviews at its
                                                                         regular meetings financial risk management systems with
                                                                         management and the external auditors.
                                                                         The Corporate Environment and Risk Management
                                                                         Committee, a senior management committee chaired by
                                                                         the CEO, is mandated by the Board to anticipate, evaluate
                                                                         and respond to major risks affecting the Company. This
                                                                         Committee meets quarterly to review operating and
                                                                         corporate risk management policies and procedures and
                                                                         to review the results of environmental audits and the
                                                                         environmental performance of operations. The
                                                                         Committee prepares an annual risk management report
                                                                         for review by the full Board.

----------------------------------------------------- ------------------ ----------------------------------------------------------
     (c) succession planning, including the                  Yes         This responsibility is assumed by the full Board and
         appointment, training and monitoring of                         succession, promotion and training matters are reviewed
         senior management;                                              by the Board in conjunction with its review of the
                                                                         strategic plan. The Company has a succession
                                                                         planning process which includes periodic review of
                                                                         succession issues. Senior management are appointed by
                                                                         the Board.

----------------------------------------------------- ------------------ ----------------------------------------------------------
     (d) communication policies which should be              Yes         Quarterly media releases of financial results are reviewed
         reviewed annually and address how the                           by the Disclosure Committee, a management committee
         Company interacts with its shareholders,                        comprised of senior finance, legal, environment, and
         ensures continuous and timely disclosure                        operating officers and chaired by the CEO, and are
         and avoids selective disclosure.                                approved by the Audit Committee.  Other media releases
                                                                         and communications are co-ordinated by the Company's
                                                                         Public Affairs Department. The Company has adopted a
                                                                         Corporate Disclosure, Confidentiality and Insider Trading
                                                                         Policy which among other things covers continuous and
                                                                         timely disclosure and prohibits selective disclosure. The
                                                                         Company's legal department oversees and monitors these
                                                                         matters and an annual review is required by the Board.

----------------------------------------------------- ------------------ ----------------------------------------------------------

----------------------------------------------------- ------------------ ----------------------------------------------------------
                                                            DOES
                                                        TECK COMINCO
     PROPOSED TSX GUIDELINES                               COMPLY?                               COMMENTS
----------------------------------------------------- ------------------ ----------------------------------------------------------
     (e) integrity of internal control and                   Yes         A comprehensive review of internal controls and
         management information systems.                                 management information systems is completed annually
                                                                         by the Internal Audit Department. The Audit Committee
                                                                         reviews internal controls and management information
                                                                         systems with management, the independent auditors and
                                                                         the internal auditor.

The Board should adopt a formal mandate that sets        In process      A written Mandate is currently being prepared to codify
out its stewardship responsibilities.                                    existing policies and to reflect the TSX proposed
                                                                         guidelines as well as the provisions of the Sarbanes-
                                                                         Oxley Act of 2002 and the proposed requirements of
                                                                         AMEX in the U.S. See comments on page 8 and 9 of this
                                                                         circular.

----------------------------------------------------- ------------------ ----------------------------------------------------------
2.   (a) A Majority of Directors should be                   Yes         The current Board consists of thirteen Directors, nine of
         "unrelated", i.e. not part of management,                       whom are unrelated.
         free from any conflicting interests or
         relationships (other than those arising
         from shareholding) and not now or in
         last 3 years an officer, employee or
         service provider of the Company or its
         associates.

----------------------------------------------------- ------------------ ----------------------------------------------------------
(b)      The Board should include a number of                Yes         No shareholder has the ability to exercise a majority of
         Directors who do not have interests in or                       the votes for the election of the Board of Directors. 7 of
         relationships with either the Company or                        the 13 Directors have no interest or relationship with any
         its significant shareholders.                                   of the companies listed on pages 2 and 3 of this circular
                                                                         as holding more than 10% of the voting shares.

----------------------------------------------------- ------------------ ----------------------------------------------------------
3.   Disclose whether or not each Director is                Yes         The table on pages 4-6 of the Circular sets out the
     related and how that conclusion was                                 principal occupation/employment of each proposed
     determined.                                                         Director together with a brief biography and describes
                                                                         whether or not such Director is related.

----------------------------------------------------- ------------------ ----------------------------------------------------------
4.   Appoint a Committee composed exclusively                Yes         The Board has assigned this responsibility to the
     of outside (non-management) Directors, a                            Corporate Governance & Nominating Committee. All
     majority of whom are unrelated, which                               members of the Corporate Governance & Nominating
     committee is responsible for proposing                              Committee are unrelated and outside Directors.
     nominees for appointment and for assessing
     Directors.

----------------------------------------------------- ------------------ ----------------------------------------------------------
5.   Implement a process for assessing the                   Yes         The Corporate Governance & Nominating Committee is
     effectiveness of the Board, its Committees and                      responsible for evaluating the effectiveness of the Board
     the contribution of individual Directors.                           and its Committees. The Company's Board Effectiveness
                                                                         Questionnaire is completed bi-annually and the results are reported to the Corporate Governance & Nominating
                                                                         Committee and the Board. This survey solicits frank
                                                                         comment to evaluate Board and Committee performance,
                                                                         the timeliness and quality of materials and effectiveness
                                                                         of meetings. Individual Directors complete a self-
                                                                         assessment questionnaire, which is reviewed with the
                                                                         Deputy Chair, Lead Director.

----------------------------------------------------- ------------------ ----------------------------------------------------------

----------------------------------------------------- ------------------ ----------------------------------------------------------
                                                            DOES
                                                        TECK COMINCO
     PROPOSED TSX GUIDELINES                               COMPLY?                               COMMENTS
----------------------------------------------------- ------------------ ----------------------------------------------------------
6.   Provide orientation and education programs for          Yes         An orientation and education program which includes a
     for new Directors and continuing education                          comprehensive information manual and presentations by
     for all Directors.                                                  division managers is provided to new Directors. The
                                                                         Board regularly receives educational presentations
                                                                         and updates.

----------------------------------------------------- ------------------ ----------------------------------------------------------
7.   Consider size and composition of the Board              Yes         The Board periodically assesses its effectiveness and
     with a view to establishing and facilitating                        considers such matters as size and composition. The
     effective decision-making.                                          Corporate Governance & Nominating Committee assists it
                                                                         in these matters. As a result of this review the size of
                                                                         the Board has been reduced from 15 to 13. The table on
                                                                         pages 4-6 provides a brief biography of each of the
                                                                         thirteen proposed Directors.

----------------------------------------------------- ------------------ ----------------------------------------------------------
8.   (a) A Board Committee should review the                 Yes         Directors' compensation is reviewed annually by the
         adequacy and form of compensation of                            Corporate Governance & Nominating Committee in
         Directors and senior management in light                        consultation with the Compensation Committee.
         of risks and responsibilities.                                  Management's compensation is set by the Compensation
                                                                         Committee which reports to the Board.  Directors'
                                                                         compensation is designed to align the interests of
                                                                         Directors with the return to shareholders and both
                                                                         Management and Director's compensation take into
                                                                         account comparables from surveys of similar companies.

----------------------------------------------------- ------------------ ----------------------------------------------------------
     (b) The Compensation Committee should be                Yes         All 3 members of the Compensation Committee are
         composed solely of unrelated Directors.                         outside and unrelated Directors.

----------------------------------------------------- ------------------ ----------------------------------------------------------
9.   Board Committees should generally be                    Yes         The Board Committees are generally composed of
     composed of outside Directors, a majority of                        outside Directors, a majority of whom are unrelated
     whom are unrelated.                                                 Directors. The Audit Committee and Compensation
                                                                         Committee are composed exclusively of outside and
                                                                         unrelated members.

----------------------------------------------------- ------------------ ----------------------------------------------------------
10.  Appoint a Committee responsible for                     Yes         This responsibility is assigned to the Corporate
     corporate governance issues, including                              Governance & Nominating Committee.  See note at page
     developing responses to the TSX guidelines.                         9 outlining its recent actions.

----------------------------------------------------- ------------------ ----------------------------------------------------------
11.  (a) Develop position descriptions for the               Yes         The Corporate Governance Policies of the Company
         Board and CEO which include limits to                           augment the position descriptions set out in the
         management's responsibilities.                                  Company's by-laws and cover the Board and the CEO,
                                                                         as well as senior management and financial officers.
                                                                         These descriptions will be updated to reflect the final
                                                                         version of the TSX guidelines, the provisions of the
                                                                         Sarbanes-Oxley Act of 2002 and the requirements of
                                                                         AMEX in the United States.  See note on page 8. The
                                                                         Board has passed an expenditure authorization resolution
                                                                         that sets limits to management's responsibilities.

----------------------------------------------------- ------------------ ----------------------------------------------------------
     (b) The Board should approve the CEO's                  Yes         The CEO's performance is measured against the strategic
         corporate objectives and assess his or                          plan and corporate objectives set by the Board. The
         her performance.                                                Compensation Committee reviews and reports to the
                                                                         Board on the adequacy of the CEO's compensation based
                                                                         on, among other things, performance against these
                                                                         targets See Report On Executive Compensation at page
                                                                         21.

----------------------------------------------------- ------------------ ----------------------------------------------------------

----------------------------------------------------- ------------------ ----------------------------------------------------------
                                                            DOES
                                                        TECK COMINCO
     PROPOSED TSX GUIDELINES                               COMPLY?                               COMMENTS
----------------------------------------------------- ------------------ ----------------------------------------------------------
12.  The Board should establish procedures and               Yes         The Chair of the Board is not a member of management.
     structures that enable the Board to function                        Additionally, the Board has a Lead Director who is an
     independently of management which structure                         outside and an unrelated Director with specific
     could include a Chair who is not part of                            responsibility for maintaining the independence of the
     management or a Lead Director.                                      Board. The Corporate Governance & Nominating
                                                                         Committee also provides a forum without management's
                                                                         presence to receive any expression of concern from a
                                                                         Director, including a concern regarding the independence
                                                                         of the Board from management. The Board meets
                                                                         without management at least twice a year and otherwise
                                                                         when appropriate.

----------------------------------------------------- ------------------ ----------------------------------------------------------
13.  All members of the Audit Committee should               Yes         All of the members are unrelated and independent
     be unrelated Directors; all members should                          Directors.  All of the Audit Committee are financially
     be "financially literate", and at least one                         literate and three members have accounting or related
     member should have "accounting or related                           financial experience, as well as auditing expertise. The
     financial experience".  The Audit Committee                         Committee follows the requisite procedures as set out in
     should follow procedures and duties                                 its Mandate. See "Audit Committee" on page 14 of this
     prescribed in the TSX guidelines.                                   Circular.  The Deputy Chairman, Hugh J. Bolton, has
                                                                         been designated by the Board as the Audit Committee
                                                                         Financial Expert.

----------------------------------------------------- ------------------ ----------------------------------------------------------
14.  The Board must adopt a formal Audit                     Yes         The Audit Committee has a detailed Charter or Mandate
     Committee Charter specifically defining its                         which has been recently amended by the Board to include
     role and duties in conformance with the                             updated rules and guidelines proposed by various
     practice notes to the Guidelines.                                   regulatory authorities. The Committee's Mandate is
                                                                         posted on the Company's website at
                                                                         www.teckcominco.com.
                                                                         -------------------

----------------------------------------------------- ------------------ ----------------------------------------------------------
15.  The Board should implement a system to                  Yes         In addition to the Audit Committee and the Corporate
     enable individual Directors to engage outside                       Governance & Nominating Committee, the Board has
     advisors at the Company's expense, subject                          issued a general authority to individual Directors to
     to the approval of an appropriate committee.                        engage outside advisers at the Company's expense after
                                                                         approval from the Corporate Governance & Nominating
                                                                         Committee.

----------------------------------------------------- ------------------ ----------------------------------------------------------

                    MANDATE AND REPORT OF THE AUDIT COMMITTEE

         The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Teck Cominco Limited is to provide an open avenue of communication between management, the independent auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

o integrity, adequacy and timeliness of the Company's's financial reporting and disclosure practices;

o processes for identifying the principal financial risks of the company and the control systems in place to monitor them;

o Company's compliance with legal and regulatory requirements related to financial reporting;

o        independence and performance of the Company's independent auditor; and

o programs and results of audits performed by the Company's internal audit department.

         The Committee shall also perform any other activities consistent with this Charter, the Company's by-laws and governing laws as the Committee or Board deems necessary or appropriate.

         The Audit Committee is made up of five independent members of the Board. All of the members of the Committee are financially literate and the Vice Chairman, Hugh J. Bolton, who is independent of management, has been appointed by the Board as the "audit committee financial expert" as that term is defined in the Final Rule of the U.S. Securities and Exchange Commission implementing Sections 406 and 407 of the Sarbanes-Oxley Act of 2002. At six of the eight meetings held during the year, the Committee met privately with the external auditors and the internal auditors to review the management of the Company's finances and the effectiveness of the audit process.

         The Audit Committee is responsible for reviewing annual financial statements before approval by the full Board and quarterly financial statements and other financial information before publication. The full mandate of the Committee is available on the Company's website, WWW.TECKCOMINCO.COM or upon request from the Corporate Secretary.

         The Audit Committee has:

o reviewed and discussed with management the audited financial statements as at December 31, 2002;

o discussed with the external auditors the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditor's independence; and

o received the written disclosures from the external auditors recommended by the Canadian Institute of Chartered Accountants;

         Based on this information, the Committee recommended to the Board of Directors that the audited financial statements be approved and included in the Annual Report to Shareholders.

         The Committee annually reviews its mandate and in February, 2003 revised its mandate in light of recent regulatory initiatives in the United States and Canada. In particular, the Committee reviewed the Company's use of the external auditors for non-audit services. In 2002, the external auditors received

$1,479,000 for audit and assurance services and $729,000 for non-audit services. Non-audit services included tax services for expatriate employees ($45,000), domestic and international tax services and advice ($450,000); Red Dog Cost Reduction ($115,000); outplacement services at Quintette ($82,000); due diligence reviews ($35,000). The revised mandate requires that all non-audit services be pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

o Bookkeeping or other Services related to the accounting records or financial statements

o        Financial Information Systems Design and Implementation

o        Appraisal or Valuation Services, Fairness Opinions or
         Contribution-In-Kind Reports

o        Actuarial Services

o        Internal Audit Outsourcing Services

o        Management Functions or Human Resources Functions

o        Broker or Dealer, Investment Advisor, or Investment Banking Services

o        Legal Services

o        Expert Services Unrelated to the Audit

         On the recommendation of the Committee, the Shareholders have appointed PricewaterhouseCoopers as the auditor of the Company. The Committee, after discussion with PricewaterhouseCoopers, have retained KPMG to conduct the audits of the Company's metallurgical operations, Polaris mine operations and its Toronto sales office. This has enabled the Company to take advantage of the considerable experience of KPMG with those operations as the auditors of the former Cominco Ltd.

         THE FOLLOWING IS A BRIEF SUMMARY OF THE AUDIT COMMITTEE'S ACTIVITIES IN 2002.

EXTERNAL AUDITOR

o reviewed the overall scope, plans and results of the annual audit with the external auditors and management;

o reviewed the performance of the external auditors and recommended re-appointment for Shareholders' approval;

o reviewed the independence of the external auditors based on a review of non-audit services and on the auditor's written assurance of its relationships with the Company and its compensation;

o        approved the fees payable to the external auditors.

INTERNAL AUDITOR

o        reviewed the independence of the internal auditors; and

o reviewed with the Director of Internal Audit the mandate, qualifications, resources and annual work plan of the internal audit department and the results of internal audits.

FINANCIAL REPORTING

o Reviewed with management and the external auditors prior to publication the annual and interim financial statements and other financial disclosures. That review included a discussion of matters required or recommended to be disclosed under generally accepted accounting principles and securities regulations and laws.


Presented by the Committee:

         K. E. Steeves, Chairman



                   DIRECTORS' AND OFFICERS' REMUNERATION FROM
                        THE COMPANY AND ITS SUBSIDIARIES

1.       COMPENSATION OF DIRECTORS

         For the financial year ended December 31, 2002 the Company paid its Directors an annual fee of $15,000. In addition, for the financial year ended December 31, 2002, the Chairman of the Board was paid an annual retainer of $250,000, the non-executive Deputy Chairman of the Board was paid an annual retainer of $193,105 and the Chairmen of the Audit Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee and Environment, Health & Safety Committee received an additional fee of $3,000 per annum.

         Directors who were not executives of the Company also received a fee of $1,500 for each Board meeting attended and, $1,000 for each Committee Meeting attended, $3,500 per annum for service on the Executive Committee, Audit Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee, or Environment, Health & Safety Committee, and reimbursement of all travel and other expenses related to their duties including a payment of $1,500 per annum for expenses and cost of supplies.

         As of December 31, 2002, the Chairman of the Board held options to purchase 579,500 Class B Subordinate Voting shares, the non-executive Deputy Chairman of the Board held options to purchase 284,500 Class B Subordinate Voting shares and the other non-executive Directors of the Company held options to purchase 643,975 Class B Shares in the aggregate, at the closing prices for those shares on the Toronto Stock Exchange on the day immediately preceding the respective dates of grant.

2.       OPTIONS GRANTED TO NON-EXECUTIVE DIRECTORS

         Under the Company's 2001 Stock Option Plan, options to purchase Class B Subordinate Voting shares may be granted to non-executive Directors by the full Board. The Board has resolved to grant options to non-executive Directors when they are first appointed or elected to the Board and, annually, at market, on the date of the Annual General Meeting. In 2002 318,375 options to purchase Class B Subordinate Voting shares were granted to non-executive Directors.

         This policy is separate and unrelated to the grant of options to executive Directors, officers and employees, authority for which has been delegated to the Compensation Committee.

3.       COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth all compensation paid in respect of the Named Executive Officers (as defined in applicable securities legislation) of the Company at December 31, 2002.

                           SUMMARY COMPENSATION TABLE

=================================================================================================================================

       NAME AND PRINCIPAL            YEAR                 ANNUAL COMPENSATION                   LONG-TERM
            POSITION                                                                          COMPENSATION
                                            --------------------------------------------
                                                                          OTHER ANNUAL           AWARDS:            ALL OTHER
                                              SALARY         BONUS        COMPENSATION      SECURITIES UNDER      COMPENSATION
                                                                              ($)        OPTION (CLASS B SHARES)       ($)
                                                ($)           ($)             (1)               (NUMBER)
--------------------------------- --------- ------------ --------------- --------------- ----------------------- ----------------
D.A. Thompson (2)                   2002      927,500       500,000            -                153,000                 -
Chief Executive Officer and         2001      860,003       310,700            -                 25,000                 -
Deputy Chairman                     2000      840,000       404,400            -                 25,000                 -
--------------------------------- --------- ------------ --------------- --------------- ----------------------- ----------------
M.P. Lipkewich                      2002      460,174        50,000            -                 83,500                 -
Senior Vice President, Mining       2001      440,387          -               -                 50,000                 -
                                    2000      424,465          -               -                100,000                 -
--------------------------------- --------- ------------ --------------- --------------- ----------------------- ----------------
J.G. Taylor                         2002      449,775       100,000            -                 40,650                 -
Senior Vice President, Finance      2001      428,946          -               -                 25,000                 -
and Chief Financial Officer         2000      413,440          -               -                 50,000                 -
--------------------------------- --------- ------------ --------------- --------------- ----------------------- ----------------
R. A. Brain (3)                     2002      306,250       111,500            -                 40,000                 -
Senior Vice President,              2001      295,000       105,400            -                 20,000                 -
Marketing & Refining                2000      270,000       113,800            -                 36,000                 -
--------------------------------- --------- ------------ --------------- --------------- ----------------------- ----------------
P. C. Rozee (4)                     2002      325,000       100,000            -                 19,000                 -
Vice President, Commercial &        2001      262,500          -               -                 50,000                 -
Legal Affairs                       2000        n/a           n/a             n/a                50,000                n/a
--------------------------------- --------- ------------ --------------- --------------- ----------------------- ----------------
S.G. Dean (5)                       2002      274,318          -               -                100,000           1,584,052(6)
President                           2001      518,750          -               -                 50,000                 -
                                    2000      458,334          -               -                125,000                 -
--------------------------------- --------- ------------ --------------- --------------- ----------------------- ----------------
R.M. Henningson (3), (7)            2002      342,500       117,000            -                 40,000                 -
Senior Vice President, Mining       2001      320,000       117,800            -                 20,000                 -
                                    2000      270,000       123,400            -                 20,000                 -
--------------------------------- --------- ------------ --------------- --------------- ----------------------- ----------------
K. M. Zeitler (7)                   2002      339,228          -               -                 21,500                 -
Senior Vice President               2001      330,998          -               -                 15,000                 -
                                    2000      319,020          -               -                 25,000                 -
=================================================================================================================================

NOTES:

(1) Perquisites and other personal benefits for each of the above officers in the periods covered did not exceed the lesser of $50,000 and 10% of his total salary and bonus for the respective year.

(2) Mr. Thompson also served as President and Chief Executive Officer of Cominco Ltd., (now Teck Cominco Metals Ltd.) a subsidiary of the Company, for no separate or additional salary. In 2000 and 2001, Teck Cominco Metals Ltd. reimbursed the Company for a substantial portion of the compensation paid by it to Mr. Thompson (including the bonuses which were paid on the recommendation of Teck Cominco Metals Ltd.) and for the amount contributed by the Company for his account to the Company's Senior Salaried Employees Pension Plan.

(3) R.M. Henningson and R. A. Brain were senior officers of Teck Cominco Metals Ltd. (formerly Cominco Ltd.). Salary and bonus figures for 2000 and 2001 represent amounts paid by Teck Cominco Metals Ltd. and long-term compensation awards represent options granted by Teck Cominco Metals Ltd.

(4) P. C. Rozee's employment with the Company commenced in March, 2001 pursuant to an Employment Agreement dated December, 2000.

(5) S. G. Dean resigned as President of the Company on July 8, 2002. His salary for the year ended December 31, 2002 would have been $525,000 had he not resigned.

(6) S. G. Dean's Other Compensation represents the amount contractually agreed upon his resignation from the Company.

(7) Messrs. Henningson and Zeitler retired as officers of the Company in 2002.

4.       OPTIONS TO PURCHASE SECURITIES

         The following table sets forth information concerning individual grants of options to purchase Class B Subordinate Voting Shares of the Company made during 2002 to each of the Named Executive Officers of the Company.

====================================================================================================================
                                                                           MARKET VALUE OF
                                            % OF TOTAL                      SECURITIES
                                             OPTIONS      EXERCISE OR    UNDERLYING OPTIONS
                           NO. OF          GRANTED TO      BASE PRICE    ON THE DATE OF GRANT
                      SECURITIES UNDER    EMPLOYEES IN
      NAME            OPTIONS GRANTED        2001        ($/SECURITY)       ($/SECURITY)         EXPIRATION DATE
--------------------- ------------------ ---------------- -------------- ---------------------- --------------------
D.A. Thompson             150,000             8.97%          $13.74             $13.74           12 February 2008
                            3,000             0.18%          $13.30             $13.30             17 June 2008
--------------------- ------------------ ---------------- -------------- ---------------------- --------------------
                           40,000             2.39%          $13.74             $13.74           12 February 2008
M.P. Lipkewich             40,000             2.39%          $14.15             $14.15             15 March 2008
                            3,500             0.21%          $13.30             $13.30             17 June 2008
--------------------- ------------------ ---------------- -------------- ---------------------- --------------------
J.G. Taylor                40,000             2.39%          $13.74             $13.74           12 February 2008
                              650             0.04%          $13.30             $13.30             17 June 2008
--------------------- ------------------ ---------------- -------------- ---------------------- --------------------
R .M. Henningson           40,000             2.39%          $13.74             $13.74           12 February 2008
--------------------- ------------------ ---------------- -------------- ---------------------- --------------------
R. A. Brain                40,000             2.39%          $13.74             $13.74           12 February 2008
--------------------- ------------------ ---------------- -------------- ---------------------- --------------------
K. M. Zeitler              18,000             1.08%          $13.74             $13.74           12 February 2008
                            3,500             0.21%          $13.30             $13.30             17 June 2008
--------------------- ------------------ ---------------- -------------- ---------------------- --------------------
P. C. Rozee                18,000             1.08%          $13.74             $13.74           12 February 2008
                            1,000             0.06%          $13.30             $13.30             17 June 2008
--------------------- ------------------ ---------------- -------------- ---------------------- --------------------
S. G. Dean                100,000             5.98%          $13.74             $13.74           12 February 2008
====================================================================================================================

5.        YEAR-END VALUE OF OPTIONS HELD BY NAMED EXECUTIVE OFFICERS

         The value of options held by each Named Executive Officer at year-end is set out in the table below.

======================================================================================================================
                                      AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
                                 COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES
----------------------------------------------------------------------------------------------------------------------
          NAME                NO. OF                                                      VALUE OF UNEXERCISED
                            SECURITIES      AGGREGATE                                        IN THE MONEY
                            ACQUIRED ON       VALUE       NO. OF UNEXERCISED OPTIONS            OPTIONS
                             EXERCISE        REALIZED           AT FY-END (#)                  AT FY-END ($)
                                (#)             ($)       EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(1)
------------------------- ---------------- ------------- ----------------------------- -------------------------------
D. A. Thompson (2)              Nil            Nil              836,666/8,334                   415,260/n/a
------------------------- ---------------- ------------- ----------------------------- -------------------------------
M. P. Lipkewich                 Nil            Nil             291,834/16,666                    67,500/n/a
------------------------- ---------------- ------------- ----------------------------- -------------------------------
J. G. Taylor                    Nil            Nil              182,316/8,334                    22,500/n/a
------------------------- ---------------- ------------- ----------------------------- -------------------------------
R.M. Henningson (2)             Nil            Nil               45,000 / Nil                     Nil / n/a
------------------------- ---------------- ------------- ----------------------------- -------------------------------
R. A. Brain (2)                 Nil            Nil                193,000/Nil                    48,960/n/a
------------------------- ---------------- ------------- ----------------------------- -------------------------------
K. M. Zeitler                   Nil            Nil              181,500/5,000                       Nil/n/a
------------------------- ---------------- ------------- ----------------------------- -------------------------------
P. C. Rozee                     Nil            Nil             102,334/16,666                       Nil/n/a
------------------------- ---------------- ------------- ----------------------------- -------------------------------
S. G. Dean                      Nil            Nil                308,334/Nil                   210,000/n/a
======================================================================================================================

NOTE:

(1) Maximum value at December 31, 2002 calculated by determining the difference between the market value of the Class B Subordinate Voting shares underlying the options at December 31, 2002, and the exercise price of the options.

(2)      Includes options converted from former Cominco Ltd. options on July 20,
         2001

         During the financial year ended December 31, 2002, none of the Named Executive Officers of the Company exercised any options held by him.

6.       PENSION PLAN FOR EXECUTIVE AND QUALIFIED SENIOR SALARIED EMPLOYEES

     The Company's Pension Plan for Executive and Qualified Senior Salaried Employees (the "Retirement Plan") provides defined retirement benefits for covered salaried employees and is qualified under the INCOME TAX ACT OF CANADA (the "Tax Act"). Participants in the Retirement Plan become 100% vested after two years of service. Qualified Executive Officers are entitled to unreduced retirement benefits beginning at age 60 with reduced benefits payable for any participant who elects early retirement. The normal annual retirement benefits are equal to two percent of the participant's average annual earnings on his or her highest thirty-six consecutive months of earnings while the employee is a participant in the Retirement Plan, multiplied by the participant's years of service.

         The following table illustrates the total annual normal retirement benefits that would be provided under the benefit formula in the Retirement Plan, the specified remuneration and the years of service classifications, on a straight-life annuity basis with ten years guaranteed. The amounts in the table have not been reduced by any Canada Pension Plan benefit nor do they reflect the annual limit on Retirement Plan benefits under the Tax Act. The table assumes retirement at the end of 2002. At that time the Named Executive Officers had the following final average earnings and years of service: Mr. Thompson $875,835, 23 years; Mr. Lipkewich $439,990, 32 years; Mr. Taylor $429,080, 25 years; Mr. Rozee, $325,000, 2 years; Mr. Dean, $491,418, 3 years; Dr. Zeitler, $329,748, 6 years.


                               PENSION PLAN TABLE

-----------------------------------------------------------------------------
                                     YEARS OF SERVICE

  REMUNERATION      ---------------------------------------------------------
      ($)               20          25          30          35          40
-----------------   ---------   ---------   ---------   ---------   ---------
          400,000     160,000     200,000     240,000     280,000     320,000
-----------------   ---------   ---------   ---------   ---------   ---------
          600,000     240,000     300,000     360,000     420,000     480,000
-----------------   ---------   ---------   ---------   ---------   ---------
          700,000     280,000     350,000     420,000     490,000     560,000
-----------------   ---------   ---------   ---------   ---------   ---------
          800,000     320,000     400,000     480,000     560,000     640,000
-----------------   ---------   ---------   ---------   ---------   ---------
          900,000     360,000     450,000     540,000     630,000     720,000
-----------------   ---------   ---------   ---------   ---------   ---------
        1,000,000     400,000     500,000     600,000     700,000     800,000
-----------------   ---------   ---------   ---------   ---------   ---------
        1,100,000     440,000     550,000     660,000     770,000     880,000
-----------------------------------------------------------------------------


         Executive Retirement Agreements (the "Executive Agreements") made between the Company and the Chief Executive Officer and key executives designated by the Compensation Committee, provide for supplemental retirement benefits beginning at age 60 or, with the consent of the Company, upon completion of ten years of continuous service. The retirement benefit under the Executive Agreements is an amount equal to two and one-half percent of the executive's average annual salary (not including bonuses and Director's fees) paid by the Company to the executive during the highest-paid three years in the five years immediately prior to retirement, multiplied by the number of years of service with the Company, minus the amount payable to the executive pursuant to the Retirement Plan.

         The following table illustrates the total supplemental annual retirement benefits that would be provided under the Executive Agreements in specified remuneration and years of service classifications. This table assumes retirement at the end of 2002. At such time, the Named Executive Officers, Mr. Thompson, Mr. Lipkewich and Mr. Taylor have Executive Agreements, and salaries and years of service identical to those determined under the Retirement Plan.


                          EXECUTIVE AGREEMENT BENEFITS

----------------------------------------------------------------------------
                                     YEARS OF SERVICE

  REMUNERATION     ---------------------------------------------------------
      ($)               20          25          30          35          40
----------------   ---------   ---------   ---------   ---------   ---------
         400,000      40,000      50,000      60,000      70,000      80,000
----------------   ---------   ---------   ---------   ---------   ---------
         500,000      50,000      62,500      75,000      87,500     100,000
----------------   ---------   ---------   ---------   ---------   ---------
         700,000      70,000      87,500     105,000     122,500     140,000
----------------   ---------   ---------   ---------   ---------   ---------
         800,000      80,000     100,000     120,000     140,000     160,000
----------------   ---------   ---------   ---------   ---------   ---------
         900,000      90,000     112.500     135,000     157,500     180,000
----------------   ---------   ---------   ---------   ---------   ---------
       1,000,000     100,000     125,000     150,000     175,000     200,000
----------------   ---------   ---------   ---------   ---------   ---------
       1,100,000     110,000     137,500     165,000     192,500     220,000
----------------------------------------------------------------------------


7. TECK COMINCO METALS LTD. RETIREMENT INCOME PLAN/SUPPLEMENTARY RETIREMENT INCOME PLAN

         Two Named Executive Officers, Mr. Henningson and Mr. Brain are participants in the Teck Cominco Metals Ltd. Retirement Income Plan (the "Basic Plan"), a qualified plan under the Tax Act and the Supplementary Retirement Income Plan (the "Supplementary Plan"). Both plans provide for 100% vesting after completion of two years of service and unreduced retirement benefits beginning at age 60 with reduced benefits for early retirement. The Supplementary Plan provides pension benefits based on a pension formula equal to 1.9% of average earnings for the highest thirty-six consecutive months of earnings multiplied by the participant's years of service, minus the benefits payable under the Basic Plan.

         At the end of 2002 the participants in the Basic Plan and the Supplementary Plan had the following final average earnings and years of service: Mr. Henningson $310,834, 38 years; Mr. Brain $290,417, 28 years.

         Based on years of service to December 31, 2002 and the average earnings described above, Mr. Henningson's pension benefit would have been $222,000, Mr. Brain's pension benefit would have been $131,600.

8.       EMPLOYMENT AGREEMENTS

         Messrs. Lipkewich, Taylor and Rozee have written employment agreements respecting the services to be provided by them and the benefits to be received. They are entitled to two years' remuneration, at their prevailing salaries, if their employment is terminated without cause. In addition, if they resign within three months of a change of control of the Company, they will be entitled to two years' remuneration. Mr. Dean resigned in 2002 and, pursuant to an employment agreement, was paid three years' remuneration.

9.       INSURANCE

         The Company carries Director's and Officers' Liability Insurance covering acts and omissions of the Directors and Officers of the Company and of those of its controlled subsidiaries. The policies have a combined aggregate limit of $125 million over a term of one year. The premium paid by the Company was $601,240 in respect of its Directors and officers as a group for the year 2003. The corporate policy provides for the Company to absorb a deductible amount of $500,000 on each loss.

         General By-law No. 1 of the Company provides for the indemnification of each Director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a Director or officer of the Company, subject to the limitations contained in General By-law No. 1 and in the CANADA BUSINESS CORPORATIONS ACT.


                    COMPOSITION OF THE COMPENSATION COMMITTEE

         During 2002, the Compensation Committee of the Board consisted of: Dr. N.B. Keevil, Chairman of the Board and of the Committee; J.B. Aune; L.I. Barber; W.S.R. Seyffert and R.J. Wright, Deputy Chairman of the Board. Dr. Keevil was formerly Chairman & CEO of the Company. He retired at the end of 2001.

         To comply with proposed amendments to the TSX Corporate Governance Guidelines, the composition of the Committee was changed in early 2003. The Committee is now comprised of: Messrs. J.B. Aune, (Chairman of the Committee), L.I. Barber and R.J. Wright. All of the Committee members are now unrelated and outside Directors.


                        REPORT ON EXECUTIVE COMPENSATION

         The Compensation Committee of the Board of Directors of the Company is responsible for establishing policies for determining the compensation of executive officers (as defined in the Ontario Securities Act), and for fixing the compensation of the Named Executive Officers, including the grant of options to them under the Company's Stock Option Plan. The Compensation Committee may also review other remuneration concepts within the Company generally from time to time including the compensation of Directors.

         The Compensation Committee ensures that the Company's compensation policies effectively attract and retain highly qualified and experienced executives and managers. In establishing and implementing policies covering base salaries, benefits, cash bonuses and stock options, the Compensation Committee will continue to consider the recommendations of relevant officers of the Company, but may from time to time make reference to other comparable corporate situations and the advice of independent consultants.

         Base salaries are determined through analysis of salaries paid by comparable employers, as well as on the basis of individual performance as determined by the degree of achievement of business and operating goals. For most of our employees, we have established our pay policy close to the median pay level of comparable employers, increasing the amount of base pay for employees who consistently achieve high levels of performance.

         In 2002, the Company adopted a Bonus Plan (the "Plan") to provide a variable component of total cash compensation that is directly related to the financial performance of the Company and its business units as well as the achievement of individual performance objectives. Financial performance is measured in terms of Return on Capital Employed ("ROCE"). The Plan rewards managers for the effective use of existing capital and new investments that achieve financial returns at least equal to the cost of capital. The Plan also reinforces the Company's business priorities and corporate values of ensuring a safe and healthy work place and protecting the environment.

         Target bonuses under the Plan are payable when annual ROCE requirements and personal performance objectives are achieved. The target bonus for the Chief Executive Officer and other senior executives range up to 40% of base salary. Bonus payouts can range from 0% to 200% of the target bonus, depending on corporate and individual performance. In 2002, the Company's return on capital was below plan and the corporate component of the bonus was 78% of target. As a result, executive officers whose target bonuses were 40% of base salary and who achieved all of their specific personal performance objectives, received an overall bonus of 33.8% of base salary.

         Prior to the merger with Cominco, the Company's compensation policy emphasized competitive base salaries and there was no bonus plan. Base salaries were set on the basis of comparative studies with a strong emphasis on individual and company performance. Following the merger, the new compensation policy described above, which includes a substantial variable pay component, was adopted to equitably merge the compensation policies of the two companies. The base salaries of Messrs. Taylor, Lipkewich and Rozee reflect the original policy and are generally consistent with the total cash compensation (salary plus bonus) paid to Named Executive Officers who are paid in accordance with the new policy. All other executive officers and new hires will be subject to the new policy.

         The Committee believes that compensation policy should be flexible enough to recognize extraordinary effort. In that regard, the Committee, on the recommendation of the Chief Executive Officer, approved the bonuses that appear in the Summary Compensation Table on page 17 of this circular for Messrs. Taylor, Lipkewich and Rozee in recognition of their extraordinary efforts in negotiating the Company's participation in the new coal partnership.

         To further align the interests of management with those of the Company's shareholders, stock options are granted to executive officers and employees under an option agreement. Pursuant to the agreement, optionees may acquire common shares of the Company at 100% of the fair market value on the date of the grant. The timing and number of options granted to executive Directors and management is determined by the Compensation Committee. Options are granted annually and expire up to ten years from the date of the grant. The number and terms of outstanding options are taken into account when determining whether and how many new option grants will be made. When determining individual option grants, the Committee takes into consideration the job level of optionees and the level of contribution these individuals make to the Company's financial performance.

         In terms of the overall compensation package for senior executives, base salary comprises about 55 percent of the package, with bonus amounting to about 20 percent and the value of options contributing about 25 percent. For senior managers, base pay amounts to approximately 65 percent of the overall package, while bonus is about 20 percent and the value of options about 15 percent.

         The Compensation Committee reviews the compensation of the Chief Executive Officer, his performance against specific objectives set out in the Strategic Plan and determines whether and to what extent he is entitled to a bonus under the Bonus Plan. The Plan sets out specific, measurable criteria to determine the corporate and operating elements of the bonus calculation. The Committee measures the CEO's personal performance against the achievement of objectives on a scale of 0 - 200%. Corporate performance based on ROCE represents 50% of the bonus calculation. Operating unit performance which includes safety and environmental performance, represents 20% and individual performance 30%. The CEO was also awarded an extraordinary bonus in 2002 to reflect his pivotal role in negotiating the coal transaction.

         In 2002 a comparative study of peer companies was conducted and the CEO's total compensation covering base pay, bonus and stock options was assessed against resource companies of similar size and complexity in North America. The CEO's compensation falls in the second quartile close to the median of the market.

Presented by the Committee:

         J. B. Aune
         L. I. Barber
         N. B. Keevil
         W. S. R. Seyffert
         R. J. Wright

                             SHARE PERFORMANCE GRAPH

         The following graph illustrates the Company's five-year (to December 31, 2002) cumulative total shareholder return (assuming reinvestment of dividends on each dividend payment date) on a $100 investment on January 1, 1997 in Class A Common shares and Class B Subordinate Voting shares compared to the return on a comparable investment on the S&P TSX Composite Index, The Toronto Stock Exchange Gold and Silver Total Return Index and The Toronto Stock Exchange Metal and Mineral Total Return Index.


                               [GRAPHIC OMITTED]
                                  [LINE CHART]

For the Financial Years                          1997     1998    1999    2000    2001   2002

Teck Class A Common Shares                        100       49      64      64      69     73
Teck Class B Subordinate Voting  Shares           100       53      65      69      63     58
TSX Gold & Silver Total Return Index              100       93      78      70      83     84
S&P TSX Composite Index                           100       98     130     139     122    107
TSX Metals & Mineral Total Return Index           100       82     122     104     118    141


Because the Company is no longer a constituent of the TSX Gold & Silver Index and because the TSX has discontinued the Metals and Mineral Index, the Company intends to discontinue comparison to these indices in 2004.

                SHAREHOLDER PROPOSALS FOR THE 2004 ANNUAL MEETING

         In order to be included in proxy material for the 2004 Annual Meeting of Shareholders shareholder proposals must be received by the Company at its offices at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9, Attention:
Corporate Secretary, no later than December 2, 2003.

                            AVAILABILITY OF DOCUMENTS

         Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary of the Company at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9.

(i) the 2002 Annual Report to Shareholders containing the consolidated financial statements for the year ended December 31, 2002, together with the accompanying report of the auditor;

(ii)     this Management Information Circular; and

(iii)    the Company's most recent Annual Information Form.




                          BOARD OF DIRECTORS' APPROVAL

         The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Company.

         DATED this 7th day of March, 2003


                                                    By Order of the Board


                                                    /s/ Karen L. Dunfee
                                                    ----------------------------
                                                    Karen L. Dunfee
                                                    Corporate Secretary

                              TECK COMINCO LIMITED

                          PROXY - CLASS A COMMON SHARES
                             ANNUAL GENERAL MEETING
                                 APRIL 23, 2003

            THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

         The undersigned shareholder of TECK COMINCO LIMITED (the "Company") hereby appoints Norman B. Keevil, Chairman of the Board of the Company, or failing him, Robert J. Wright, Deputy Chairman of the Board of the Company or failing him, David A. Thompson, Deputy Chairman and Chief Executive Officer, OR ALTERNATIVELY ________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of the Company (the "Meeting") to be held on April 23, 2003 and any adjournment thereof. The undersigned hereby acknowledges receipt of Notice of the Meeting and the accompanying Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

         Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:


1. To elect as Directors all nominees named in the accompanying Management Proxy Circular.

                  FOR _______           WITHHOLD VOTE _______

2.       To appoint PricewaterhouseCoopers as Auditors.

                  FOR _______           WITHHOLD VOTE _______

3.       To authorize the Directors to fix the remuneration of the Auditors.

                  FOR _______           AGAINST _______


         IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE COMPANY AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

         THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

         A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

         DATED this _______________ day of ______________________, 2003.



__________________________________              ________________________________
     Signature of Shareholder                    (Number of Shares Represented)
                                                                (SEE NOTES OVER)

         This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on your share certificate. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

         By resolution of the Directors, proxies to be used at the Meeting must be deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.



IMPORTANT NOTICE - Do you wish to receive quarterly reports? If so, please check the box below and return this form in the envelope provided, even if you choose not to sign this proxy. If you do not check the box, we will assume that you do not wish to receive quarterly reports; however you will continue to receive annual reports and associated proxy material.

IF YOU WISH TO RECEIVE TECK COMINCO LIMITED QUARTERLY REPORTS PLEASE CHECK HERE
                                                                             [_]


Your name and address are shown as registered please notify CIBC Mellon Trust Company of any change in your address.

                              TECK COMINCO LIMITED

                    PROXY - CLASS B SUBORDINATE VOTING SHARES
                             ANNUAL GENERAL MEETING
                                 APRIL 23, 2003

            THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

         The undersigned shareholder of TECK COMINCO LIMITED (the "Company") hereby appoints Norman B. Keevil, Chairman of the Board of the Company, or failing him, Robert J. Wright, Deputy Chairman of the Board of the Company or failing him, David A. Thompson, Deputy Chairman and Chief Executive Officer, OR ALTERNATIVELY ________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of the Company (the "Meeting") to be held on April 23, 2003 and any adjournment thereof. The undersigned hereby acknowledges receipt of Notice of the Meeting and the accompanying Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

         Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:


1. To elect as Directors all nominees named in the accompanying Management Proxy Circular.

                  FOR _______           WITHHOLD VOTE _______

2.       To appoint PricewaterhouseCoopers as Auditors.

                  FOR _______           WITHHOLD VOTE _______

3.       To authorize the Directors to fix the remuneration of the Auditors.

                  FOR _______           AGAINST  _______


         IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE COMPANY AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

         THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

         A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

         DATED this _______________ day of ______________________, 2003.



__________________________________              ________________________________
     Signature of Shareholder                    (Number of Shares Represented)
                                                                (SEE NOTES OVER)

         This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on your share certificate. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

         By resolution of the Directors, proxies to be used at the Meeting must be deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.




IMPORTANT NOTICE - Do you wish to receive quarterly reports? If so, please check the box below and return this form in the envelope provided, even if you choose not to sign this proxy. If you do not check the box, we will assume that you do not wish to receive quarterly reports; however you will continue to receive annual reports and associated proxy material.

IF YOU WISH TO RECEIVE TECK COMINCO LIMITED QUARTERLY REPORTS PLEASE CHECK HERE
                                                                             [_]



Your name and address are shown as registered - please notify CIBC Mellon Trust Company of any change in your address.

                              TECK COMINCO LIMITED


TO NON REGISTERED HOLDERS (BENEFICIAL HOLDERS)


In accordance with National Instrument 54-101 - Shareholder Communication, beneficial shareholders may elect annually to have their names added to an issuer's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements, please complete and return the form below to CIBC MELLON TRUST COMPANY, SUITE 1600-1066 W. HASTINGS STREET, VANCOUVER, B.C. V6E 3X1.

NAME OF CORPORATION:  (if applicable) __________________________________________

NAME:    _____________________________________________

ADDRESS: _____________________________________________

                                                        POSTAL CODE
         _______________________________________________________________________


(I certify that I am a beneficial shareholder) SIGNATURE: ______________________


.................................................................................


                              TECK COMINCO LIMITED


           TO REGISTERED & NON REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Policy Statement 11-201 - Delivery of documents by Electronic Means, shareholders may elect to have certain documents of Teck Cominco Limited delivered by electronic means using the Internet. If you are interested in receiving such documents by electronic means please complete and return the form below to CIBC MELLON TRUST COMPANY, SUITE 1600 - 1066 W. HASTINGS STREET, VANCOUVER, B.C. V6E 3X1.

NAME OF CORPORATION:  (if applicable) __________________________________________

NAME:    _____________________________________________

ADDRESS: _____________________________________________

                                                        POSTAL CODE
         _______________________________________________________________________

EMAIL ADDRESS: _______________________________________


I certify that I am a registered/non-registered (CIRCLE ONE) shareholder of Teck Cominco Limited.

                                        Signature: _____________________________

                                        Date:      _____________________________